SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29190; File No. 812-13700]

MetLife Insurance Company of Connecticut, et al.

March 25, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order pursuant to Section 26(c) of the Investment Company Act of 1940 (the "Act") approving certain substitutions of securities and an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of the Act.

Applicants: MetLife Insurance Company of Connecticut ("MetLife of CT"), MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven"), MetLife of CT Separate Account QPN for Variable Annuities ("Separate Account QPN"), MetLife of CT Fund UL for Variable Life Insurance ("Fund UL"), MetLife Investors Insurance Company ("MetLife Investors"), MetLife Investors Variable Annuity Account One ("VA Account One"), MetLife Investors Variable Life Account One ("VL Account One"), MetLife Investors Variable Life Account Eight ("VL Account Eight"), First MetLife Investors Insurance Company ("First MetLife Investors"), First MetLife Investors Variable Annuity Account One ("First VA Account One"), MetLife Investors USA Insurance Company ("MetLife Investors USA"), MetLife Investors USA Separate Account A ("Separate Account A"), Metropolitan Life Insurance Company ("MetLife"), Metropolitan Life Separate Account DCVL ("Separate Account DCVL"), Metropolitan Life Separate Account UL ("Separate Account UL"), Security Equity Separate Account Twenty-Six ("SE Separate Account Twenty-Six"), Security Equity Separate Account Twenty-Seven ("SE Separate Account Twenty-Seven"), Security Equity Separate Account No. 13S ("SE Separate Account 13S"), Security Equity Separate Account No. 485 ("SE Separate Account

485"), General American Life Insurance Company ("General American") (together with

MetLife of CT, MetLife Investors, First MetLife Investors, MetLife Investors USA and

MetLife, the "Insurance Companies"), General American Separate Account Twenty-Eight

("GA Separate Account Twenty-Eight"), General American Separate Account Twenty-Nine

("GA Separate Account Twenty-Nine"), (together with Separate Account Eleven, Separate

Account QPN, Fund UL, VA Account One, VL Account One, VL Account Eight, First VA

Account One, Separate Account A, Separate Account DCVL, Separate Account UL, SE

Separate Account Twenty-Six, SE Separate Account Twenty-Seven, SE Separate Account

13S, SE Separate Account 485 and GA Separate Account Twenty-Eight, the "Separate

Accounts"), Met Investors Series Trust ("MIST") and Metropolitan Series Fund, Inc. ("Met

Series Fund"), (together with MIST, the "Investment Companies").

The Insurance Companies and the Separate Accounts are referred to as the "Substitution

Applicants." The Insurance Companies, the Separate Accounts and the Investment

Companies are referred to as the "Section 17 Applicants."

Summary of Application: Applicants seek an order approving the substitution of certain series of

the Investment Companies for shares of series of other unaffiliated registered investment

companies held by the Separate Accounts to fund certain group and individual variable annuity

contracts and variable life insurance policies issued by the Insurance Companies (collectively,

the "Contracts"). The Section 17 Applicants seek an order pursuant to Section 17(b) of the Act

to permit certain in-kind transactions in connection with certain of the Substitutions.

Filing Date: The application was filed on September 21, 2009, and an amended and restated

application was filed on March 23, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Secretary of the Commission and serving Applicants with a copy of the request personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 19, 2010, and should be accompanied by proof of service on Applicants, in the form of an affidavit or for lawyers a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request and the issue contested. Persons may request notification of a hearing by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants c/o Paul G. Cellupica, Chief Counsel - Securities Regulation and Corporate Services, MetLife Group, 1095 Avenue of the Americas, 40th Floor, New York, NY 10036 and Robert N. Hickey, Esq., Sullivan & Worcester LLP, 1666 K Street, NW, Washington, DC 20006.

For Further Information Contact: Alison T. White, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Office of Insurance Products, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   MetLife of CT is a stock life insurance company organized in 1863 under the laws of Connecticut. MetLife Investors is a stock life insurance company organized on August 17, 1981 under the laws of Missouri. First MetLife Investors is a stock life insurance company organized on December 31, 1992 under the laws of New York. MetLife Investors USA is a stock life insurance company organized on September 13, 1960 under the laws of Delaware. MetLife is a

stock life insurance company organized in 1868 under the laws of New York. General American is a stock life insurance company organized in 1933 under the laws of Missouri.

2.   Separate Account Eleven, Fund UL, VA Account One, VL Account One, First VA Account One, Separate Account A, Separate Account UL, SE Separate Account Twenty-Six, SE Separate Account Twenty-Seven, Separate Account 13S, GA Separate Account Twenty-Eight, and GA Separate Account Twenty-Nine are registered under the Act as unit investment trusts for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.

3.   Separate Account QPN is exempt from registration under the Act. Security interests under the Contracts have been registered under the Securities Act of 1933.

4.   VL Account Eight, Separate Account DCVL and Separate Account 485 serve as separate account funding vehicles for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

5.   Although Separate Account QPN, VL Account Eight, Separate Account DCVL and Separate Account 485 are exempt from registration under the Act, they would be subject to the investment limitations of Section 12 but for the exclusion contained in Section 12(d)(1)(E) of the Act. To rely on such exclusion, an investment company that is not a registered investment company must, among other things, agree to refrain from substituting a security unless the Commission approves the substitution in the manner provided in Section 26 of the Act.

6.   MIST and Met Series Fund are each registered under the Act as open-end management investment companies of the series type, and their securities are registered under the Securities Act of 1933. Metlife Advisers, LLC serves as investment adviser to MIST and Met Series Fund.

7.   The annuity contracts permit the Insurance Companies to substitute shares of one fund with shares of another, including a fund of a different registered investment company. The

prospectuses for the Contracts and the Separate Accounts contain the appropriate disclosures of this right.

8.   Each Insurance Company, on its behalf and on behalf of the Separate Accounts proposes to make certain substitutions of shares of 11 funds (the "Existing Funds") held in sub-accounts of its respective Separate Accounts for certain series (the "Replacement Funds") of MIST and Met Series Fund.

9.   The proposed substitutions are as follows: (a) BlackRock Money Market Portfolio for AIM V.I. Money Market Fund and Legg Mason Western Asset Variable Money Market Portfolio; (b) RCM Technology Portfolio for AIM V.I. Technology Fund and DWS Technology VIP; (c) Oppenheimer Global Equity Portfolio for DWS Global Opportunities VIP; (d) Met/Artisan Mid Cap Value Portfolio for Janus Aspen Perkins Mid Cap Value Portfolio; (e) Met/Templeton Growth Portfolio for Legg Mason Batterymarch Variable Global Equity Portfolio; (f) MetLife Stock Index Portfolio for Legg Mason Batterymarch S&P 500 Index Portfolio; (g) BlackRock High Yield Portfolio for Pioneer High Yield VCT Portfolio; (h) Lord Abbett Growth and Income Portfolio for Putnam VT Growth and Income Fund; (i) Met/AIM Small Cap Growth Portfolio for UIF Small Company Growth Portfolio.

10.   The following is a summary of the investment objectives and policies of each Existing Fund and its corresponding Replacement Fund. Additional information including asset sizes, risk factors and comparative performance history for each Existing Fund and Replacement Fund can be found in the Application.

EXISTING FUND	REPLACEMENT FUND
AIM V.I. Money Market Fund - seeks to provide as high a level of current income as is consistent with the preservation of capital and liquidity. The Fund invests only in high-quality U.S. dollar-denominated short term debt obligations.	BlackRock Money Market Portfolio – seeks a high level of current income consistent with preservation of capital. The Portfolio invests in accordance with industry-standard requirements for money market funds for the quality, maturity and diversification of investments.

EXISTING FUND	REPLACEMENT FUND
AIM V.I. Technology Fund – seeks capital growth. The Fund normally invests at least 80% of its assets in equity securities (principally common stocks) of issuers engaged primarily in technology-related industries.	RCM Technology Portfolio – seeks capital appreciation; no consideration is given to income. The Portfolio normally invests at least 80% of its assets in common stocks of companies which utilize new, creative or different, or "innovative," technologies to gain a strategic competitive advantage in their industry, as well as companies that provide and service those technologies.
DWS Technology VIP - seeks capital growth. Under normal circumstances, the Portfolio invests at least 80% of net assets in common stocks of companies in the technology sector.	RCM Technology Portfolio – seeks capital appreciation; no consideration is given to income.The Portfolio normally invests at least 80% of its assets in common stocks of companies which utilize new, creative or different, or "innovative," technologies to gain a strategic competitive advantage in their industry, as well as companies that provide and service those technologies.
DWS Global Opportunities VIP – seeks above-average capital appreciation over the long term. The Portfolio invests at least 65% of total assets in common stocks and other equities of small companies throughout the world (companies with market values similar to the smallest 20% of the S&P Developed Small Cap Index).	Oppenheimer Global Equity Portfolio – seeks capital appreciation. The Portfolio invests under normal circumstances at least 80% of its assets in equity securities (primarily common stock) of U.S. and foreign-based companies. The Portfolio can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets.
Janus Aspen Perkins Mid Cap Value Portfolio – seeks capital appreciation. The Portfolio pursues its investment objective by investing primarily in common stocks selected for their capital appreciation potential.	Met/Artisan Mid Cap Value Fund– seeks long term capital growth. The Portfolio invests at least 80% of its net assets in the common stocks of medium-sized companies.
Legg Mason Batterymarch Variable Global Equity Portfolio – seeks long-term capital growth. Dividend income, if any, is a secondary consideration. The Portfolio invests primarily in the common stock of U.S. and non-U.S. issuers, particularly issuers located in countries included in the Morgan Stanley Capital International World Index.	Met/Templeton Growth Portfolio – seeks long-term capital growth. Under normal market conditions, the Portfolio invests primarily in the equity securities of companies with various market capitalizations located anywhere in the world, including emerging markets.
Legg Mason Batterymarch S&P 500 Index Fund – seeks investment results that, before expenses, correspond to the price and yield performance of the S&P 500 Index.	MetLife Stock Index Portfolio – seeks to equal the performance of the S&P 500 Index (before expenses).
Legg Mason Western Asset Variable Money Market Portfolio – seeks to maximize current income consistent with preservation of capital. The Portfolio invests exclusively in high quality U.S.	BlackRock Money Market Portfolio – seeks a high level of current income consistent with preservation of capital. The Portfolio invests in accordance with industry-standard requirements for money market funds for the quality, maturity

EXISTING FUND	REPLACEMENT FUND
dollar denominated short-term debt securities.	and diversification of investments.
Pioneer High Yield VCT Portfolio – seeks to maximize total return through a combination of income and capital appreciation. Normally, the Portfolio invests at least 80% of its total assets in below investment grade high yield debt securities (junk bonds) and preferred stocks.	BlackRock High Yield Portfolio - seeks to maximize total return consistent with income generation and prudent investment. The Portfolio will invest primarily in non-investment grade bonds with maturities of ten years or less. The Portfolio will normally invest at least 80% of its assets in high yield ("junk") bonds, including convertible and preferred securities.
Putnam VT Growth and Income Fund– seeks capital growth and current income. The Fund invests mainly in common stocks of U.S. companies, with a focus on value stocks that offer the potential for capital growth, current income, or both.	Lord Abbett Growth and Income Fund - seeks long-term growth of capital and income without excessive fluctuation in market value. The Portfolio primarily purchases equity securities of large, seasoned, U.S. and multinational companies that the portfolio manager believes are undervalued.
UIF Small Company Growth Portfolio – seeks long-term capital appreciation. The portfolio manager seeks long-term capital appreciation by investing at least 80% of the Portfolio's assets in growth-oriented equity securities of small U.S. and foreign companies, including emerging market securities.	Met/AIM Small Cap Growth Portfolio – seeks long-term growth of capital. The Portfolio invests normally at least 80% of its assets in securities of small-cap companies.

11.   The management fees, 12b-1 fees (if applicable), other expenses and total operating

expenses for each Existing and Replacement Fund are as follows:

	Management fees	12b-1 fees	Other expenses	Waiver/ Reimburs emt	Total expenses
New Fund: BlackRock Money Market Portfolio	.32%	---	.02%	.01%	.33%
Old Fund: AIM V.I. Money Market Fund	.40%	---	.50%	---	.90%
New Fund: RCM Technology Fund	.88%	---	.08%	---	.96%
Old Fund: AIM V.I. Technology Fund	.75%	---	.45%	---	1.20%
New Fund: RCM Technology Fund	.88%	.15% (.25%)	.08%	---	1.11%

	Management fees	12b-1 fees	Other expenses	Waiver/ Reimbursemt	Total expenses
Old Fund: DWS Technology VIP	.67%	.25%	.26%	---	1.18%
New Fund: Oppenheimer Global Equity Portfolio	.53%	.25% (.50%)	.11%	---	.89%
Old Fund: DWS Global Opportunities VIP	.89%	.25%	.28%	---	1.42%
New Fund: Met/Artisan Mid Cap Value Portfolio	.82%	.25% (.50%)	.05%	---	1.12%
Old Fund: Janus Aspen Perkins Mid Cap Value Portfolio	.77%	.25%	.36%	.04%	1.34%
New Fund: Met/Templeton Growth Portfolio	.69%	.25% (.50%)	.18%	.07%	1.05%
Old Fund: Legg Mason Batterymarch Variable Global Equity Portfolio	.75%	.25%	.39%	.39%	1.00%
New Fund: BlackRock Money Market Portfolio	.32%	.15% (.25%)	.02%	.01%	.48%
Old Fund: Legg Mason Western Asset Variable Money Market Portfolio	.45%	---	.05%	---	.50%
New Fund: Met Life Stock Index Portfolio	.25%	---	.03%	.01%	.27%
Old Fund: Legg Mason Batterymarch S&P 500 Index Portfolio	.25%	.20%	.16%	.02	.59%
New Fund: BlackRock High Yield Portfolio	.60%	.25% (.50%)	.07%	---	.92%
Old Fund: Pioneer High Yield VCT Portfolio	.65%	.25%	.15%	---	1.05%
New Fund: Lord Abbett Growth and Income Portfolio - Class A	.53%	---	.03%	---	.56%
Old Fund: Putnam VT Growth & Income Portfolio - Class IA	.48%	---	.10%	---	.58%

	Management fees	12b-1 fees	Other expenses	Waiver/ Reimburs emt	Total expenses
New Fund: Lord Abbett Growth and Income Portfolio - Class B	.53%	.25% (.50%)	.03%	---	.81%
Old Fund: Putnam VT Growth & Income Portfolio - Class B	48%	.25%	.10%	---	.83%
New Fund: Met/AIM Small Cap Growth Portfolio	.86%	.25% (.50%)	.04%	---	1.15%
Old Fund: UIF Small Company Growth Portfolio	.92%	.35%	.44%	---	1.71%

12.   MetLife Advisers, LLC is the adviser of each of the Replacement Funds. Each Replacement Fund currently offers up to four classes of shares, three of which, Class A, Class B and Class E are involved in the substitutions.

13.   The Applicants believe the substitutions will provide significant benefits to Contract owners, including improved selection of sub-advisers and simplification of fund offerings through the elimination of overlapping offerings.

14.   As a result of the substitutions, the number of investment options offered under substantially all of the Contracts will not change (currently ranges in number from 3 to 122). For a limited number of Contracts which currently have at least 21 investment options available, after the substitutions there will be available at least 20 investment options.

15.   Those substitutions which replace investment options advised by investment advisers that are not affiliated with the Substitution Applicants with funds for which MetLife Advisers, LLC acts as investment adviser will permit each adviser, under the Multi-Manager Order, [IC-22824 (1997) and IC-23859 (1999)], to hire, monitor and replace sub-advisers as necessary to achieve optimal performance.

16.   Contract owners with sub-account balances invested (through the separate account) in shares of the Replacement Funds, except for the Legg Mason Batterymarch Variable Global Equity Portfolio/Met/Templeton Growth Portfolio, will have lower total expense ratios taking into account fund expenses and current fee waivers.

17.   In the following substitutions, the management fee and/or applicable Rule 12b-1 fee of the Replacement Fund are either currently higher, or, at certain management fee breakpoints, may be higher than those of the respective Existing Fund: Legg Mason Western Asset Variable Money Market Portfolio/BlackRock Money Market Portfolio; AIM V. I. Technology Fund/RCM Technology Portfolio; DWS Technology VIP/RCM Technology Portfolio; DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio; Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio; UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio; and Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio.

18.   The Substitution Applicants propose to limit Contract charges attributable to Contract value invested in the Replacement Funds following the proposed substitutions to a rate that would offset the difference in the expense ratio between each Existing Fund's net expense ratio and the net expense ratio for the respective Replacement Fund.

19.   Except for the Legg Mason Batterymarch Variable Global Equity Portfolio/Met/Templeton Growth Portfolio substitution where there is an increase in net expenses after waivers of 0.05%, the substitutions will result in decreased net expense ratios ranging from 2 basis points to 57 basis points. Moreover, there will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the substitutions.

20.   The Substitution Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles that are either substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes.

21.   In addition, after the substitutions, neither MetLife Advisers, LLC nor any of their affiliates will receive compensation from the charges to the Separate Accounts related to the Contracts or from Rule 12b-1 fees or revenue sharing from the Replacement Funds in excess of the compensation currently received from the investment advisers or distributors of the Existing Funds.

22.   The share classes of the Replacement Funds are either identical to or less than the share classes of the Existing Funds with respect to the imposition of Rule 12b-1 fees currently imposed, except with respect to the substitution of BlackRock Money Market Portfolio for Legg Mason Western Asset Variable Money Market Portfolio.

23.   Each MIST and Met Series Fund Replacement Fund's Class B and Class E Rule 12b-1 fees can be raised to 0.50% of net assets by the Replacement Fund's Board of Directors/Trustees without shareholder approval. However, Met Series Fund and MIST represent that Rule 12b-1 fees of the Class B and Class E shares of the Replacement Funds issued in connection with the proposed substitutions will not be raised above the current rate without approval of a majority in interest of the respective Replacement Funds' shareholders after the substitutions.

24.   The distributors of the Existing Funds pay to the Insurance Companies, or their affiliates, any 12b-1 fees associated with the class of shares sold to the Separate Accounts. Similarly, the distributors for MIST and Met Series Fund will receive from the applicable class of shares held by the Separate Accounts Rule 12b-1 fees in the same amount or a lesser amount than the amount paid by the Existing Funds, except as described above.

25.   Further, in addition to any Rule 12b-1 fees, the investment advisers or distributors of the

Existing Funds pay the Insurance Companies or one of their affiliates from 0 to 43 basis points

for the Existing Funds' classes of shares involved in the substitutions. Following the

substitutions, these payments will not be made on behalf of the Replacement Funds. Rather, the

Insurance Companies or their affiliates will have available both the 25 and 15 basis points in

Rule 12b-1 fees from the Replacement Funds (with respect to Class B and Class E shares,

respectively) and, as owners of the Replacement Funds' adviser, profit distributions from the

adviser. These profits from investment advisory fees may be more or less than the fees being

paid by the Existing Funds.

Applicants' Legal Analysis and Conditions:

1.   The Substitution Applicants request that the Commission issue an order pursuant to

Section 26(c) of the Act approving the proposed substitutions.

2.   Applicants represent that the Contracts permit the applicable Insurance Company, subject

to compliance with applicable law, to substitute shares of another investment company for shares

of an investment company held by a sub-account of the Separate Accounts. The prospectuses for

the Contracts and the Separate Accounts contain appropriate disclosure of this right.

3.   By a supplement to the prospectuses for the Contracts and the Separate Accounts, each

Insurance Company has notified all owners of the Contracts of its intention to take the necessary

actions, including seeking the order requested by this Application, to substitute shares of the

funds as described herein. The supplement has advised Contract owners that from the date of the

supplement until the date of the proposed substitution, owners are permitted to make one transfer

of Contract value (or annuity unit exchange) out of the Existing Fund sub-account to one or more

other sub-accounts without the transfer (or exchange) being treated as one of a limited number of

permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge. The supplement also has informed Contract owners that the Insurance Company will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed substitutions. The supplement has also advised Contract owners that for at least 30 days following the proposed substitutions, the Insurance Companies will permit Contract owners affected by the substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

4.   The proposed substitutions will take place at relative net asset value with no change in the amount of any Contract owner's Contract value, cash value, or death benefit or in the dollar value of his or her investment in the Separate Accounts.

5.   The process for accomplishing the transfer of assets from each Existing Fund to its corresponding Replacement Fund will be determined on a case-by-case basis. In most cases, it is expected that the substitutions will be effected by redeeming shares of an Existing Fund for cash and using the cash to purchase shares of the Replacement Fund. In certain other cases, it is expected that the substitutions will be effected by redeeming the shares of an Existing Fund in-kind; those assets will then be contributed in-kind to the corresponding Replacement Fund to purchase shares of that Fund. All in-kind redemptions from an Existing Fund of which any of the Substitution Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission's no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999).

6.   Contract owners will not incur any fees or charges as a result of the proposed substitutions, nor will their rights or an Insurance Company's obligations under the Contracts be

altered in any way. All expenses incurred in connection with the proposed substitutions, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the proposed substitutions will not impose any tax liability on Contract owners. The proposed substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the proposed substitutions than before the proposed substitutions. No fees will be charged on the transfers made at the time of the proposed substitutions because the proposed substitutions will not be treated as a transfer for the purpose of assessing transfer charges or for determining the number of remaining permissible transfers in a Contract year.

7.   In addition to the prospectus supplements distributed to owners of Contracts, within five business days after the proposed substitutions are completed, Contract owners will be sent a written notice informing them that the substitutions were carried out and that they may make one transfer of all Contract value or cash value under a Contract invested in any one of the sub-accounts on the date of the notice to one or more other sub-accounts available under their Contract at no cost and without regard to the usual limit on the frequency of transfers from the variable account options to the fixed account options. The notice will also reiterate that (other than with respect to "market timing" activity) the Insurance Company will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after the proposed substitutions. The Insurance Companies will also send each Contract owner current prospectuses for the Replacement Funds involved to the extent that they have not previously received a copy.

8.   Each Insurance Company also is seeking approval of the proposed substitutions from any state insurance regulators whose approval may be necessary or appropriate.

9.   The Substitution Applicants agree that for those who were Contract owners on the date of the proposed substitutions, the Insurance Companies will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) during the twenty-four months following the date of the proposed substitutions, those Contract owners whose sub-account invests in the Replacement Fund such that the sum of the Replacement Fund's net operating expenses (taking into account fee waivers and expense reimbursements) and sub-account expenses (asset-based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) for such period will not exceed, on an annualized basis, the sum of the Existing Fund's net operating expenses taking into account fee waivers and expense reimbursements and sub-account expenses for fiscal year 2009, except with respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Western Asset Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio, and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions.

10.   With respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Western Asset Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the reimbursement agreement with respect to the Replacement Fund's

operating expenses and sub-account expenses, will extend for the life of each Contract outstanding on the date of the proposed substitutions.

11. The Substitution Applicants further agree that, except with respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Western Asset Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio, and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the Insurance Companies will not increase total separate account charges (net of any reimbursements or waivers) for any existing owner of the Contracts on the date of the substitutions for a period of two years from the date of the substitutions.

12. With respect to the AIM V.I. Technology Fund/RCM Technology Portfolio, DWS Technology VIP/RCM Technology Portfolio, DWS Global Opportunities VIP/Oppenheimer Global Equity Portfolio, Janus Aspen Perkins Mid Cap Value Portfolio/Met/Artisan Mid Cap Value Portfolio, Legg Mason Western Asset Variable Money Market Portfolio/BlackRock Money Market Portfolio, Putnam VT Growth and Income Portfolio/Lord Abbett Growth and Income Portfolio and UIF Small Company Growth Portfolio/Met/AIM Small Cap Growth Portfolio substitutions, the agreement not to increase the separate account charges will extend for the life of each Contract outstanding on the date of the proposed substitutions.

13. In each case, the applicable Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for the Existing Fund. The Insurance Companies believe that in cases where the Replacement Fund has a new sub-adviser, the new

sub-adviser will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund's sub-adviser.

14.   The Substitution Applicants anticipate that Contract owners will be better off with the array of sub-accounts offered after the proposed substitutions than they have been with the array of sub-accounts offered prior to the substitutions.

15.   The Substitution Applicants submit that none of the proposed substitutions is of the type that Section 26(c) was designed to prevent.

16.   The Substitution Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the proposed substitutions by the Insurance Companies.

17.   The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Insurance Companies to carry out each of the proposed substitutions.

18.   Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

19.   Because shares held by a separate account of an insurance company are legally owned by the insurance company, the Insurance Companies and their affiliates collectively own of record substantially all of the shares of MIST and Met Series Fund. Therefore, MIST and Met Series Fund and their respective funds are arguably under the control of the Insurance Companies notwithstanding the fact that Contract owners may be considered the beneficial owners of those shares held in the Separate Accounts. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then each Insurance Company is an affiliated

person or an affiliated person of an affiliated person of MIST and Met Series Fund and their respective funds. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then MIST and Met Series Fund and their respective funds are affiliated persons of the Insurance Companies.

20.   Regardless of whether or not the Insurance Companies can be considered to control MIST and Met Series Fund and their respective funds, because the Insurance Companies own of record more than 5% of the shares of each of them and are under common control with each Replacement Fund's investment adviser, the Insurance Companies are affiliated persons of both MIST and Met Series Fund and their respective funds. Likewise, their respective funds are each an affiliated person of the Insurance Companies.

21.   The Insurance Companies, through their separate accounts in the aggregate own more than 5% of the outstanding shares of the following Existing Funds: Legg Mason Batterymarch Variable Global Equity Portfolio, Legg Mason Western Asset Variable Money Market Portfolio, Legg Mason Batterymarch S&P 500 Index Portfolio, Pioneer High Yield VCT Portfolio, UIF Small Company Growth Portfolio. Therefore, each Insurance Company is an affiliated person of those funds.

22.   Because the substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases, the substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions may involve a transfer of portfolio securities by the Existing Funds to the Insurance Companies; immediately thereafter, the Insurance Companies would purchase shares of the Replacement Funds with the portfolio securities received from the Existing Funds. Accordingly, as the Insurance Companies and certain of the Existing Funds listed above, and the Insurance Companies and the Replacement Funds, could be viewed as affiliated persons of one another

under Section 2(a)(3) of the Act, it is conceivable that this aspect of the substitutions could be viewed as being prohibited by Section 17(a).

23.   Section 17(b) of the Act provides that the Commission may, upon application, grant an order exempting any transaction from the prohibitions of Section 17(a) if the evidence establishes that: (a) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and records filed under the Act; and (c) the proposed transaction is consistent with the general purposes of the Act.

24.   The Section 17 Applicants submit that for all the reasons stated above the terms of the proposed in-kind purchases of shares of the Replacement Funds by the Insurance Companies, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed in-kind purchases by the Insurance Companies are consistent with the policies of: (a) MIST and of its RCM Technology, Met/Templeton Growth, BlackRock High Yield, Lord Abbett Growth and Income and Met/AIM Small Cap Growth Portfolios; and (b) Met Series Fund and of its BlackRock Money Market, Oppenheimer Global Equity, Met/Artisan Mid Cap Value and MetLife Stock Index Portfolios, as recited in the current registration statements and reports filed by each under the Act. Finally, the Section 17 Applicants submit that the proposed substitutions are consistent with the general purposes of the Act.

25.   To the extent that the in-kind purchases by the Insurance Company of the Replacement Funds' shares are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to assure that the terms of the proposed

transactions are reasonable and fair to all participants. The Section 17 Applicants maintain that

the terms of the proposed in-kind purchase transactions, including the consideration to be paid

and received by each fund involved, are reasonable, fair and do not involve overreaching

principally because the transactions will conform with all but one of the conditions enumerated

in Rule 17a-7. The proposed transactions will take place at relative net asset value in conformity

with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder with no change in

the amount of any Contract owner's contract value or death benefit or in the dollar value of his or

her investment in any of the Separate Accounts. Contract owners will not suffer any adverse tax

consequences as a result of the substitutions. The fees and charges under the Contracts will not

increase because of the substitutions. Even though the Separate Accounts, the Insurance

Companies, MIST and Met Series Fund may not rely on Rule 17a-7, the Section 17 Applicants

believe that the Rule's conditions outline the type of safeguards that result in transactions that are

fair and reasonable to registered investment company participants and preclude overreaching in

connection with an investment company by its affiliated persons. In addition, as stated above,

the in-kind redemptions will only be made in accordance with the conditions set out in the

Signature Financial Group no-action letter (December 29, 1999).

26.   The boards of MIST and Met Series Fund have adopted procedures, as required by

paragraph (e)(1) of Rule 17a-7, pursuant to which the series of each may purchase and sell

securities to and from their affiliates. The Section 17 Applicants will carry out the proposed

Insurance Company in-kind purchases in conformity with all of the conditions of Rule 17a-7 and

each series' procedures thereunder, except that the consideration paid for the securities being

purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the

proposed substitutions will be such as to offer the same degree of protection to each

Replacement Fund from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under that Rule in the ordinary course of their business. In particular, the Insurance Companies (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to any of the Replacement Funds. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each fund involved valued in accordance with the procedures disclosed in its respective investment company registration statement and as required by Rule 22c-1 under the Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed in kind purchase transactions.

27. The sale of shares of Replacement Funds for investment securities, as contemplated by the proposed Insurance Company in-kind purchases, is consistent with the investment policies and restrictions of the Investment Companies and the Replacement Funds because (a) the shares are sold at their net asset value, and (b) the portfolio securities are of the type and quality that the Replacement Funds would each have acquired with the proceeds from share sales had the shares been sold for cash. To assure that the second of these conditions is met, MetLife Advisers, LLC and the sub-adviser, as applicable, will examine the portfolio securities being offered to each Replacement Fund and accept only those securities as consideration for shares that it would have acquired for each such fund in a cash transaction.

28. The Section 17 Applicants submit that the proposed Insurance Company in-kind purchases are consistent with the general purposes of the Act as stated in the Findings and Declaration of Policy in Section 1 of the Act and that the proposed transactions do not present any of the conditions or abuses that the Act was designed to prevent.

29. The Section 17 Applicants represent that the proposed in-kind purchases meet all of the requirements of Section 17(b) of the Act and request that the Commission issue an order

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pursuant to Section 17(b) of the Act exempting the Separate Accounts, the Insurance Companies,

MIST, Met Series Fund and each Replacement Fund from the provisions of Section 17(a) of the

Act to the extent necessary to permit the Insurance Companies on behalf of the Separate

Accounts to carry out, as part of the substitutions, the in-kind purchase of shares of the

Replacement Funds which may be deemed to be prohibited by Section 17(a) of the Act.

Conclusion:

Applicants assert that for the reasons summarized above that the proposed substitutions

and related transactions meet the standards of Section 26(c) of the Act and are consistent with the

standards of Section 17(b) of the Act and that the requested orders should be granted.

For the Commission, by the Division of Investment Management pursuant to delegated

authority.

                                        Florence E. Harmon
                                        Deputy Secretary